FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

31 March 2011

May 2011

Statement of Financial Position

as at 31 March 2011

		Group		Bank
€ 000’s	Note	31.3.2011	31.12.2010	31.3.2011	31.12.2010
ASSETS
Cash and balances with central banks		7.955.161	7.530.483	4.825.753	5.069.505
Due from banks		3.088.455	3.321.454	6.687.564	7.091.089
Financial assets at fair value through profit or loss		1.289.738	1.723.112	938.604	1.082.292
Derivative financial instruments		1.790.173	1.731.192	1.550.975	1.542.961
Loans and advances to customers	6	75.927.214	77.261.870	57.170.008	58.242.991
Investment securities		19.205.154	20.367.387	11.399.525	12.044.649
Investment property	8	212.513	213.180	—	—
Investments in subsidiaries		—	—	8.440.528	8.415.877
Investments in associates		41.034	39.246	7.298	7.298
Goodwill, software and other intangible assets	7	2.455.472	2.560.197	142.626	140.807
Property and equipment	8	2.050.220	2.070.446	380.732	388.104
Deferred tax assets		431.225	470.701	338.569	366.168
Insurance related assets and receivables		830.761	822.066	—	—
Current income tax advance		158.148	136.667	158.148	136.667
Other assets		2.294.695	2.474.719	1.559.422	1.755.936
Non-current assets held for sale		21.885	21.885	20.513	20.513
Total assets		117.751.848	120.744.605	93.620.265	96.304.857

LIABILITIES
Due to banks		27.908.045	29.898.696	25.909.533	28.869.460
Derivative financial instruments		1.403.622	1.790.556	1.101.021	1.404.051
Due to customers	9	67.775.303	68.039.037	52.862.036	52.471.008
Debt securities in issue		2.320.134	2.370.303	2.125.361	2.103.771
Other borrowed funds		2.015.141	2.061.773	1.055.491	1.078.098
Insurance related reserves and liabilities		2.851.030	2.834.752	—	—
Deferred tax liabilities		102.317	119.016	—	—
Retirement benefit obligations		153.915	152.012	85.213	79.887
Current income tax liabilities		42.991	76.091	—	21.925
Other liabilities		2.408.676	2.497.016	1.698.475	1.496.537
Total liabilities		106.981.174	109.839.252	84.837.130	87.524.737

SHAREHOLDERS’ EQUITY
Share capital	11	5.137.952	5.137.952	5.137.952	5.137.952
Share premium account	11	3.326.063	3.327.740	3.324.623	3.326.321
Less: treasury shares	11	(9.219)	(4.901)	—	—
Reserves and retained earnings		1.065.952	1.194.109	320.560	315.847
Equity attributable to NBG shareholders		9.520.748	9.654.900	8.783.135	8.780.120

Non-controlling interests		850.418	834.693	—	—
Preferred securities		399.508	415.760	—	—
Total equity		10.770.674	10.905.353	8.783.135	8.780.120

Total equity and liabilities		117.751.848	120.744.605	93.620.265	96.304.857

Athens, 26 May 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 9 to 21 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2011

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2011	31.3.2010	31.3.2011	31.3.2010

Interest and similar income		1.587.539	1.522.461	899.514	836.228
Interest expense and similar charges		(596.389)	(480.181)	(303.934)	(218.941)
Net interest income		991.150	1.042.280	595.580	617.287

Fee and commission income		165.511	171.682	59.481	69.189
Fee and commission expense		(46.117)	(14.967)	(40.152)	(8.567)
Net fee and commission income		119.394	156.715	19.329	60.622

Earned premia net of reinsurance		243.582	284.459	—	—
Net claims incurred		(190.087)	(255.516)	—	—
Earned premia net of claims and commissions		53.495	28.943	—	—

Net trading income / (loss) and results from investment securities		49.644	(133.561)	2.857	(205.848)
Net other income/(expense)		(24.651)	(24.340)	(32.153)	(35.837)
Total income		1.189.032	1.070.037	585.613	436.224

Personnel expenses		(366.943)	(379.097)	(219.754)	(236.861)
General, administrative and other operating expenses		(186.841)	(179.738)	(85.473)	(87.631)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(49.129)	(47.820)	(20.628)	(20.856)
Amortisation and write-offs of intangible assets recognised on business combinations		(5.967)	(6.166)	—	—
Finance charge on put options of non-controlling interests		(447)	(660)	(447)	(660)
Credit provisions and other impairment charges		(404.492)	(313.593)	(313.920)	(220.564)
Share of profit of associates		1.893	(53)	—	—
Profit / (loss) before tax		177.106	142.910	(54.609)	(130.348)

Social responsibility tax and non off-settable taxes	4	—	(92.597)	—	(88.277)
Tax expense	4	(7.819)	(16.984)	28.722	23.978
Profit / (loss) for the period		169.287	33.329	(25.887)	(194.647)

Attributable to:
Non-controlling interests		11.833	12.474	—	—
NBG equity shareholders		157.454	20.855	(25.887)	(194.647)

Earnings / (losses) per share - Basic and diluted	5	€0,16	€0,02	€(0,03)	€(0,27)

Athens, 26 May 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 9 to 21 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2011

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2011	31.3.2010	31.3.2011	31.3.2010

Profit / (loss) for the period		169.287	33.329	(25.887)	(194.647)

Other comprehensive income / (expense):
Available for sale securities, net of tax		(7.837)	(232.308)	29.786	(197.703)
Currency translation differences, net of tax		(275.212)	189.015	814	316
Net investment hedge, net of tax		(9.400)	(63.991)	—	—
Cash flow hedge, net of tax		6.014	—	—	—
Other comprehensive income / (expense) for the period	12	(286.435)	(107.284)	30.600	(197.387)

Total comprehensive income/(expense) for the period		(117.148)	(73.955)	4.713	(392.034)

Attributable to:
Non-controlling interests		9.975	23.661	—	—
NBG equity shareholders		(127.123)	(97.616)	4.713	(392.034)

Athens, 26 May 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 9 to 21 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 31 March 2011

	Attributable to equity holders of the parent company											Non-
	Share capital		Share premium			Available for sale	Currency	Net		Reserves &		controlling Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2010	3.035.208	357.500	2.953.106	382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	—	3.719.391	8.453.450	1.374.068	9.827.518
Other Comprehensive Income	—	—	—	—	—	(235.899)	179.510	(63.991)	—	1.909	(118.471)	11.187	(107.284)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	—	20.855	20.855	12.474	33.329
Total Comprehensive Income	—	—	—	—	—	(235.899)	179.510	(63.991)	—	22.764	(97.616)	23.661	(73.955)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	—	(6.408)	(6.408)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(5.671)	(5.671)	—	(5.671)
Share based payments	—	—	—	—	—	—	—	—	—	3.861	3.861	—	3.861
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	—	—	28	28
(Purchases)/ disposals of treasury shares	—	—	—	—	6.268	—	—	—	—	(4.280)	1.988	—	1.988
Balance at 31 March 2010	3.035.208	357.500	2.953.106	382.775	(4.358)	(1.237.831)	(519.408)	(347.045)	—	3.736.065	8.356.012	1.391.349	9.747.361
Movements from 1.4.2010 to 31.12.2010	1.745.244	—	(8.141)	—	(543)	(586.891)	(80.253)	(100.551)	(10.212)	340.235	1.298.888	(140.896)	1.157.992
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.944.965	382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353
Other Comprehensive Income	—	—	—	—	—	(12.846)	(266.590)	(9.400)	6.003	(1.744)	(284.577)	(1.858)	(286.435)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	—	157.454	157.454	11.833	169.287
Total Comprehensive Income	—	—	—	—	—	(12.846)	(266.590)	(9.400)	6.003	155.710	(127.123)	9.975	(117.148)
Share capital issue costs	—	—	(1.677)	—	—	—	—	—	—	—	(1.677)	—	(1.677)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	3.665	3.665	(10.387)	(6.722)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	(4.356)	(4.356)	—	(4.356)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	(169)	(169)	(115)	(284)
(Purchases)/ disposals of treasury shares	—	—	—	—	(4.318)	—	—	—	—	(174)	(4.492)	—	(4.492)
Balance at 31 March 2011	4.780.452	357.500	2.943.288	382.775	(9.219)	(1.837.568)	(866.251)	(456.996)	(4.209)	4.230.976	9.520.748	1.249.926	10.770.674

The notes on pages 9 to 21 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 31 March 2011

	Share capital		Share premium		Available for sale	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	securities reserve	translation reserve	Retained earnings	Total
At 1 January 2010	3.035.208	357.500	2.953.106	382.775	(711.564)	(422)	2.207.558	8.224.161
Other Comprehensive Income	—	—	—	—	(197.703)	316	—	(197.387)
Net profit/(loss) for the period	—	—	—	—	—	—	(194.647)	(194.647)
Total Comprehensive Income	—	—	—	—	(197.703)	316	(194.647)	(392.034)
Share based payments	—	—	—	—	—	—	3.861	3.861
Balance at 31 March 2010	3.035.208	357.500	2.953.106	382.775	(909.267)	(106)	2.016.772	7.835.988
Movements from 1.4.2010 to 31.12.2010	1.745.244	—	(9.560)	—	(564.031)	(80)	(227.441)	944.132
Balance at 31 December 2010 & at 1 January 2011	4.780.452	357.500	2.943.546	382.775	(1.473.298)	(186)	1.789.331	8.780.120
Other Comprehensive Income	—	—	—	—	29.786	814	—	30.600
Net profit/(loss) for the period	—	—	—	—	—	—	(25.887)	(25.887)
Total Comprehensive Income	—	—	—	—	29.786	814	(25.887)	4.713
Share capital issue costs	—	—	(1.698)	—	—	—	—	(1.698)
Balance at 31 March 2011	4.780.452	357.500	2.941.848	382.775	(1.443.512)	628	1.763.444	8.783.135

The notes on pages 9 to 21 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2011

	Group		Bank
	3 month period ended		3 month period ended
€ 000’s	31.3.2011	31.3.2010	31.3.2011	31.3.2010
Cash flows from operating activities
Profit / (loss) before tax for the period	177.106	142.910	(54.609)	(130.348)
Adjustments for:
Non-cash items included in income statement and other adjustments:	511.224	289.638	413.998	205.970

Depreciation and amortisation on property & equipment, intangibles and investment property	55.096	53.986	20.628	20.856
Share based payments	—	3.861	—	3.861
Amortisation of premiums /discounts of investment securities, loans and receivables and borrowed funds	(30.693)	(8.972)	(21.001)	(4.973)
Credit provisions and other impairment charges	409.142	323.078	314.817	221.308
Provision for employee benefits	10.684	13.523	6.674	7.799
Share of profit of associates	(1.893)	53	—	—
Finance charge on put options of non-controlling interest	447	660	447	660
Dividend income from investment securities	(82)	(30)	(15)	(11)
Net (gain) / loss on disposal of property & equipment and investment property	(44)	1.799	6	2
Net (gain) / loss on disposal of investment securities	9.444	(20.640)	32.490	7.564
Interest from financing activities and results from repurchase of debt securities in issue	24.996	12.912	50.498	38.734
Valuation adjustment on instruments designated at FVTPL	30.799	(89.830)	9.454	(89.830)
Other non-cash operating items	3.328	(762)	—	—

Net increase in operating assets:	905.604	(2.539.445)	1.318.482	(2.103.496)
Mandatory reserve deposits with Central Bank	(614.779)	95.910	52.258	46.979
Due from banks	(132.603)	(1.849.244)	(10.105)	(1.113.977)
Financial assets at fair value through profit or loss	633.495	927.343	343.808	(413.735)
Derivative financial instruments assets	(49.824)	(31.937)	(6.071)	(77.932)
Loans and advances to customers	927.842	(1.624.981)	762.779	(513.605)
Other assets	141.473	(56.536)	175.813	(31.226)

Net increase in operating liabilities:	(2.632.762)	3.958.952	(2.590.329)	4.525.088
Due to banks	(1.990.653)	4.371.403	(2.959.927)	6.277.703
Due to customers	(273.186)	(656.338)	381.574	(1.873.464)
Derivative financial instruments liabilities	(310.151)	298.342	43.095	282.489
Retirement benefit obligations	(8.780)	(38.030)	(1.348)	(1.725)
Insurance related reserves and liabilities	16.277	120.691	—	—
Income taxes paid	(4.115)	(78.988)	—	(60.497)
Other liabilities	(62.154)	(58.128)	(53.723)	(99.418)
Net cash from operating activities	(1.038.828)	1.852.055	(912.458)	2.497.214

Cash flows from investing activities

Participation in share capital increase of subsidiaries	—	—	(24.326)	—
Acquisition of associates	—	(988)	—	(180)
Dividends received from investment securities & associates	82	30	15	11
Purchase of property & equipment, intangible assets and investment property	(44.433)	(62.080)	(15.499)	(20.212)
Proceeds from disposal of property & equipment and investment property	2.955	2.240	—	539
Purchase of investment securities	(3.218.752)	(5.646.100)	(717.208)	(2.504.015)
Proceeds from redemption and sale of investment securities	4.079.018	3.949.909	1.283.921	407.915
Net cash used in investing activities	818.870	(1.756.989)	526.903	(2.115.942)

Cash flows from financing activities

Proceeds from debt securities in issue and other borrowed funds	382.657	312.331	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(496.832)	(255.491)	—	—
Acquisition of additional shareholding in subsidiaries	(550)	—	(325)	—
Proceeds from disposal of treasury shares	48.902	53.676	—	—
Repurchase of treasury shares	(53.394)	(51.688)	—	—
Dividends on preference shares	(10.555)	(10.549)	(10.555)	(10.549)
Dividends on preferred securities	(4.356)	(5.671)	—	—
Net cash from financing activities	(134.128)	42.608	(10.880)	(10.549)
Effect of foreign exchange rate changes on cash and cash equivalents	(50.636)	29.516	(8.569)	29.619
Net increase in cash and cash equivalents	(404.722)	167.190	(405.004)	400.342
Cash and cash equivalents at beginning of period	6.315.444	2.919.176	8.749.334	4.061.537

Cash and cash equivalents at end of period	5.910.722	3.086.366	8.344.330	4.461.879

The notes on pages 9 to 21 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                            General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 171 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors

Vassilios T. Rapanos

Executive Members

The Chief Executive Officer

Apostolos S. Tamvakakis

The Deputy Chief Executive Officers

Anthimos C. Thomopoulos

Alexandros G. Tourkolias

Leonidas T. Theoklitos

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Avraam J. Triantafyllidis	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.
Spiridon J. Theodoropoulos *	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

On 25 January 2011, Vassilios K. Konstantakopoulos Independent Non-Executive Member of the Board of Directors passed away.

*On 14 April 2011, Mr Spiridon J. Theodoropoulos, was elected as Independent Non-Executive Member of the Board of Directors of the Bank.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr Alexandros Makridis as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 26 May 2011.

Notes to the Financial Statements

Group and Bank

NOTE 2:                            Summary of significant accounting policies

2.1                     Basis of preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the three month period ended 31 March 2011 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2010, which have been prepared in accordance with IFRS.

When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2010, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2011

• IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” (Amendment “Prepayments of a Minimum Funding Requirement” November 2009) (effective for annual periods beginning on or after 1 January 2011). The amendments remove an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The Group has applied this amendment, but there was no impact on the Consolidated and Bank financial statements.

• IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (effective for annual periods beginning on or after 1 July 2010). The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The Group has applied this Interpretation, but there was no impact on the Consolidated and Bank financial statements.

• IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 February 2010). The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has applied this amendment, but there was no impact on the Consolidated and Bank financial statements.

• IAS 24 “Related parties” (Revised) (effective from 1 January 2011). The revised standard provides a partial exemption for government-related entities and a revised definition of a related party. The Group has applied this amendment, but there was no impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, May 2010 (effective for the Group’s annual period beginning on 1 January 2011). The Group has applied these amendments but there was no impact on the Consolidated and Bank financial statements.

2.3                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2010.

Notes to the Financial Statements

Group and Bank

NOTE 3:                            Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc) and intersegment eliminations.

Breakdown by business segment

3-month period ended 31 March 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	312.837	175.622	114.894	15.339	100.531	238.844	33.083	991.150
Net fee and commission income	27.935	20.773	(18.108)	1.448	22.639	65.553	(846)	119.394
Other	(7.198)	(15.523)	(23.061)	55.736	4.353	76.655	(12.474)	78.488
Total operating income	333.574	180.872	73.725	72.523	127.523	381.052	19.763	1.189.032
Direct costs	(166.397)	(13.448)	(16.419)	(39.085)	(73.214)	(168.724)	(31.243)	(508.530)
Allocated costs and provisions	(329.641)	(65.620)	(11.652)	(15.458)	(48.528)	(25.345)	(9.045)	(505.289)
Share of profit of associates			—	216	219	242	1.216	1.893
Profit / (loss) before tax	(162.464)	101.804	45.654	18.196	6.000	187.225	(19.309)	177.106
Tax expense								(7.819)
Profit for the period								169.287
Non-controlling interest								(11.833)
Profit attributable to NBG shareholders								157.454

Segment assets as at 31 March 2011
Segment assets	29.418.217	18.318.822	29.977.080	2.744.595	10.628.841	20.271.876	5.803.044	117.162.475
Deferred tax assets and Current income tax advance								589.373
Total assets								117.751.848

Segment assets as at 31 December 2010
Segment assets	30.079.448	18.957.278	29.793.880	3.052.124	10.506.104	20.619.183	7.129.220	120.137.237
Deferred tax assets and Current income tax advance								607.368
Total assets								120.744.605

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3-month period ended 31 March 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	391.326	141.750	127.329	13.003	124.786	258.256	(14.170)	1.042.280
Net fee and commission income	31.714	17.813	24.203	1.814	23.966	58.232	(1.027)	156.715
Other	(57)	(17.243)	(149.216)	29.627	11.400	11.632	(15.101)	(128.958)
Total operating income	422.983	142.320	2.316	44.444	160.152	328.120	(30.298)	1.070.037
Direct costs	(174.694)	(12.629)	(19.104)	(43.156)	(74.441)	(139.262)	(37.555)	(500.841)
Allocated costs and provisions	(283.742)	(34.345)	(4.834)	(113)	(48.898)	(43.791)	(10.510)	(426.233)
Share of profit of associates	—	—	(31)	220	244	148	(634)	(53)
Profit / (loss) before tax	(35.453)	95.346	(21.653)	1.395	37.057	145.215	(78.997)	142.910
Tax expense								(109.581)
Profit for the period								33.329
Non-controlling interest								(12.474)
Profit attributable to NBG shareholders								20.855

NOTE 4:                            Tax expense

	Group		Bank
	3 month period ended		3 month period ended
	31.3.2011	31.3.2010	31.3.2011	31.3.2010

Non off-settable taxes in accordance with Law 3842/2010	—	54.774	—	54.774
Social responsibility tax in accordance with Law 3845/2010	—	37.823	—	33.503
Social responsibility tax and non off-settable taxes	—	92.597	—	88.277

Current tax	34.354	41.268	(745)	1.289
Deferred tax	(26.535)	(24.284)	(27.977)	(25.267)
Tax expense	7.819	16.984	(28.722)	(23.978)

Total	7.819	109.581	(28.722)	64.299

The nominal corporation tax rate for the Bank for 2010 was 24%.

The new tax law 3943/2011 which was enacted in March 2011 provides that for the periods commencing from 1 January 2011 thereon, the nominal corporation tax rate is reduced to 20%.

Furthermore, upon profit distribution a 25% withholding tax is imposed on distributed profits.

Based on the new tax rate, the Group examined the timing of the reversal of the temporary differences for the Greek entities and adjusted the deferred tax asset / liability amounts accordingly.

In accordance with para 3, article 10 of Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which is reflected in the Bank’s corporate income tax return for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, a non-recurring tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded €100.

Notes to the Financial Statements

Group and Bank

NOTE 5:                            Earnings per share

	Group		Bank
	3 month period ended		3 month period ended
	31.3.2011	31.3.2010	31.3.2011	31.3.2010

Profit/(loss) for the period attributable to NBG equity shareholders	157.454	20.855	(25.887)	(194.647)
Less: dividends on preference shares and preferred securities	(4.356)	(5.671)	—	—
Add: gain on redemption of preferred securities, net of tax	3.665	—	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders including gain on redemption of preferred securities	156.763	15.184	(25.887)	(194.647)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as reported	955.346.793	606.769.399	956.090.482	607.041.577
Adjustment for the effect of bonus element of the share capital increase	—	107.337.507	—	107.385.655
Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	955.346.793	714.106.906	956.090.482	714.427.232

Earnings / (losses) per share - Basic and diluted	€0,16	€0,02	€(0,03)	€(0,27)

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share and its market price following the share capital increase in September 2010. This adjustment, which corresponds to a factor of 1,1769, is applied retrospectively to all periods presented, in accordance with the IFRS.

As at 31 March 2011 and 2010, the number of potential dilutive ordinary shares is nil due to the fact that for the 3-month periods ended 31 March 2011 and 2010, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

NOTE 6:                            Loans and advances to customers

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010
Mortgages	25.244.514	25.565.711	20.593.890	20.796.403
Consumer loans	8.028.096	7.948.451	5.286.070	5.296.057
Credit cards	5.365.258	5.394.477	1.713.233	1.808.126
Small business lending	6.262.816	6.420.508	4.027.449	4.122.619
Retail lending	44.900.684	45.329.147	31.620.642	32.023.205
Corporate and public sector lending	34.867.726	35.494.342	28.059.882	28.471.165
Total before allowance for impairment on loans and advances to customers	79.768.410	80.823.489	59.680.524	60.494.370
Less: Allowance for impairment on loans and advances to customers	(3.841.196)	(3.561.619)	(2.510.516)	(2.251.379)
Total	75.927.214	77.261.870	57.170.008	58.242.991

Included in the Group’s loans and advances to customers, as at 31 March 2011, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €447.496 (31 December 2010: €562.083). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 31 March 2011, Corporate and Public sector lending for the Bank and the Group includes a loan to Greek state of €5.420 million (31 December 2010: €5.719 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Securitization of loans

On 28 February 2011, Revolver 2008-1 Plc canceled €500 million class A notes and changed the interest rates on the class A notes to 2,6% per annum fixed and the class B notes to 2,9% per annum fixed. The class A notes are currently rated A- by Fitch and BBB+ by Standard & Poors.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Notes to the Financial Statements

Group and Bank

NOTE 7:                            Goodwill, software and other intangibles assets

The Group’s decrease in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €(94.894).

The Group’s additions to goodwill, software and other intangible assets during the period ended 31 March 2011, amounted to €24.369, whereas the net disposals and write offs amounted to €(2).

The Bank’s additions to software and other intangible assets during the period ended 31 March 2011, amounted to €9.145 while disposals were nil.

NOTE 8:                            Investment property and property and equipment

The Group’s additions to property and equipment during the period ended 31 March 2011, amounted to €19.718, whereas net disposals and write offs amounted to €(2.900). The net additions to investment property during the period amounted to €8.055.

The Bank’s additions to property and equipment during the period ended 31 March 2011, amounted to €6.355, whereas net disposals were €(6).

NOTE 9:                            Due to customers

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010
Deposits:
Individuals	51.069.497	52.765.286	40.826.185	42.429.036
Corporate	10.761.498	11.148.001	6.456.736	6.270.173
Government and agencies	5.309.007	3.531.904	5.127.050	3.345.233
Total deposits	67.140.002	67.445.191	52.409.971	52.044.442
Securities sold to customers under agreements to repurchase	26.786	28.663	36.831	51.887
Other	608.515	565.183	415.234	374.679
Total	67.775.303	68.039.037	52.862.036	52.471.008

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010
Deposits:
Savings accounts	22.285.903	23.294.050	21.295.325	22.302.371
Time deposits	38.861.786	37.844.827	26.664.779	24.972.103
Current accounts	2.374.030	2.463.463	1.356.515	1.453.619
Sight deposits	3.234.231	3.449.706	2.729.374	2.928.667
Other deposits	384.052	393.145	363.978	387.682
	67.140.002	67.445.191	52.409.971	52.044.442
Repos	26.786	28.663	36.831	51.887
Other	608.515	565.183	415.234	374.679
	635.301	593.846	452.065	426.566
Total	67.775.303	68.039.037	52.862.036	52.471.008

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit or loss. As at 31 March 2011, these deposits amount to €1.000.767 (31 December 2010: €1.240.756) for both the Group and the Bank.

Notes to the Financial Statements

Group and Bank

NOTE 10:                     Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group. However, at 31 March 2011 the Group and the Bank have provided for cases under litigation the amounts of €42,2 million and €31,5 million respectively (31 December 2010: €43,6 million and €32,7 million respectively).

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008. For the subsidiaries and associates regarding unaudited tax years refer to Note 16.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010
Commitments to extend credit*	18.073.245	18.208.882	9.958.359	10.757.701
Standby letters of credit and financial guarantees written	6.630.817	6.684.876	4.360.786	4.528.057
Commercial letters of credit	600.253	539.790	131.356	136.969
Total	25.304.315	25.433.548	14.450.501	15.422.727

* Commitments to extend credit at 31 March 2011 include amounts of €1.691 million for the Group (31 December 2010: €901 million) and €234 million for the Bank (31 December 2010: €238 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010
Assets pledged as collateral	22.537.383	26.825.899	19.877.392	23.757.003

As at 31 March 2011, the pledged amounts relate to:

•                  trading and investment debt securities of €9.521 million pledged mainly for funding purposes with the ECB, the EIB and other central banks, as well as, for the purposes of transactions through TARGET with the Bank of Greece and with the derivatives clearing house (ETESEP),

•                  bonds covered with mortgage loans amounting to €8.906 million,

•                  special Greek government bonds of €787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses, and

•                  loans and advances to customers amounting to €3.323 million pledged with Bank of Greece for funding purposes.

Additionally, the Bank has pledged with the ECB for funding purposes Floating Rate notes of €11.966 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank.

e. Operating lease commitments

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010
No later than 1 year	82.425	81.145	92.070	89.482
Later than 1 year and no later than 5 years	256.608	253.369	427.752	343.778
Later than 5 years	142.359	144.125	1.040.272	1.061.220
Total	481.392	478.639	1.560.094	1.494.480

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangea Reic, a real estate investment company of the Group.

Notes to the Financial Statements

Group and Bank

NOTE 11:                     Share capital, share premium and treasury shares

Share Capital and share premium

The total paid-up share capital of the Bank amounts to €5.137.952 divided into a) 956.090.482 ordinary shares of a nominal value of €5,0 each, b) 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each, and c) 70.000.000 redeemable preference shares of the Greek State of a nominal value of €5,0 each, in accordance with the Law 3723/2008.

There were no movements in the Bank’s share capital and the Bank’s and the Group’s share premium in the 3-month period ended 31 March 2011, other than those in deferred taxes due to change in tax rates .

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares. At a Group level, the treasury shares transactions are conducted by National Securities S.A. At 31 March 2011, the treasury shares transactions are summarized as follows:

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2010	337.350	10.626	—	—
Purchases	15.620.293	157.376	—	—
Sales	(15.213.954)	(163.101)	—	—
At 31 December 2010	743.689	4.901	—	—

Purchases	7.794.082	53.394	—	—
Sales	(7.203.544)	(49.076)	—	—
At 31 March 2011	1.334.227	9.219	—	—

NOTE 12:                     Tax effects relating to other comprehensive income components

	3 month period ended 31.3.2011			3 month period ended 31.3.2010
Group	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	90	(33.777)	(33.687)	(275.062)	54.504	(220.558)
Less: Reclassification adjustments included in the income statement	32.628	(6.778)	25.850	(14.120)	2.370	(11.750)
Available for sale securities	32.718	(40.555)	(7.837)	(289.182)	56.874	(232.308)
Currency translation differences	(275.212)	—	(275.212)	189.015	—	189.015
Net investment hedge	—	(9.400)	(9.400)	(79.954)	15.963	(63.991)
Cash flow hedge	7.518	(1.504)	6.014	—	—	—
Other comprehensive income / (expense) for the period	(234.976)	(51.459)	(286.435)	(180.121)	72.837	(107.284)

	3 month period ended 31.3.2011			3 month period ended 31.3.2010
Bank	Gross	Tax	Net	Gross	Tax	Net

Unrealised gains / (losses) for the period	44.552	(46.081)	(1.529)	(266.435)	63.663	(202.772)
Less: Reclassification adjustments included in Income statement	39.144	(7.829)	31.315	6.670	(1.601)	5.069
Available for sale securities	83.696	(53.910)	29.786	(259.765)	62.062	(197.703)
Currency translation differences	814	—	814	316	—	316
Other comprehensive income / (expense) for the period	84.510	(53.910)	30.600	(259.449)	62.062	(197.387)

The tax on other comprehensive income has been effected by the change of the nominal tax rate to 20%, in accordance with Law 3943/2011, effective from 2011.

Notes to the Financial Statements

Group and Bank

NOTE 13:                     Dividends

In accordance with article 44a of Law 2190/1920, no profits may be distributed to shareholders if at the end of the previous financial year, the Bank’s total equity is, or as a result of the said distribution will be, less than the Bank’s share capital plus reserves, whose distribution is prohibited by law or our Articles of Association. Moreover, the distributable profits shall not exceed the profits for the last financial year on an unconsolidated basis net of tax, plus retained earnings and reserves the distribution of which is allowed (and has been approved at the Annual General Meeting of the Bank’s Shareholders), less any losses carried forward and any amounts required by law or our Articles of Association to be allocated towards the formation of reserves. Also, any distribution is subject to the provisions of articles 42c & 43 of Law 2190/1920.

In accordance with article 1, paragraph 3, of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends, of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representatives in the Boards of Directors of the participating banks have a veto right in any decision that relates to dividend distribution.

Moreover, pursuant to Law 3723/2008, article 28 of Law 3756/2009, article 39 of Law 3844/2010 and, article 19 of Law 3965/2011 for the years 2008, 2009 and 2010, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares. However, these cannot be treasury shares.

Distribution of dividends to shareholders is decided in the Annual General Meeting of the Bank’s Shareholders.

NOTE 14:                     Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 3-month period ended 31 March 2011 and 2010 and the significant balances outstanding at 31 March 2011 and 31 December 2010 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 31 March 2011, loans, deposits and letters of guarantee, at Group level, amounted to €15,1 million, €8,7 million and nil respectively (31 December 2010: €256,3 million, €22,2 million and €13,6 million respectively), whereas the corresponding figures at Bank level amounted to €13,5 million, €4,0 million and nil (31 December 2010: €254,7 million, €18,1 million and €13,6 million respectively).

Total compensation to related parties amounted to €2,7 million (31 March 2010: €2,6 million) for the Group and to €1,6 million (31 March 2010: €1,7 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010

Assets	8.744	8.342	7.808.476	8.326.023
Liabilities	12.333	17.440	4.383.537	4.452.150
Letters of guarantee, contingent liabilities and other off balance sheet accounts	13.017	13.367	2.473.028	2.378.490

	3 month period ended		3 month period ended
	31.3.2011	31.3.2010	31.3.2011	31.3.2010

Interest, commission and other income	837	1.141	46.219	34.728
Interest, commission and other expense	2.466	875	66.146	56.444

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 March 2011, amounted to €323,4 million (31 December 2010: €298,1 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 March 2011, amounted to €92,5 million and €11,9 million respectively (31 December 2010: €87,6 million and €8,5 million respectively).

Notes to the Financial Statements

Group and Bank

NOTE 15:                     Capital adequacy and credit ratings

The capital adequacy ratios are calculated in accordance with the Basel II provisions. The Group and the Bank ratios for capital adequacy purposes as at 31 March 2011, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	31.3.2011	31.12.2010	31.3.2011	31.12.2010
Capital:
Upper Tier I capital	10.126	10.386	9.144	9.170
Lower Tier I capital	1.140	1.156	740	740
Deductions	(2.525)	(2.584)	(338)	(285)
Tier I capital	8.741	8.958	9.546	9.625
Upper Tier II capital	3	(11)	402	421
Lower Tier II capital	532	563	532	564
Deductions	(270)	(199)	(754)	(719)
Total capital	9.006	9.311	9.726	9.891
Total risk weighted assets	67.936	68.198	51.569	53.347
Ratios:
Tier I	12,9%	13,1%	18,5%	18,0%
Total	13,3%	13,7%	18,9%	18,5%

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Ba3	NP	D-	Negative
Standard & Poor’s	B	C	—	Negative watch
Fitch	B+	B	D/E	Negative watch

Notes to the Financial Statements

Group and Bank

NOTE 16:                     Group companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.3.2011	31.12.2010	31.3.2011	31.12.2010
National Securities S.A.	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2010	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2009-2010	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2010	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2010	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2010	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2010	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2010	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2006-2010	99,81%	99,80%	82,23%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2006-2010	94,11%	94,11%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2006-2010	99,77%	99,76%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2006-2010	99,77%	99,76%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2006-2010	75,45%	75,44%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2006-2010	99,71%	99,71%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2010	99,81%	99,80%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009-2010	99,81%	99,80%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2010	99,81%	99,80%	—	—
NBG Malta Holdings Ltd	Malta	2006-2010	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2010	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2010	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2010	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2010	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2010	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2010	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2010	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
NBG Securities Romania S.A.	Romania	2006-2010	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2010	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010	99,29%	99,29%	—	—
NBG Leasing IFN S.A.	Romania	2007-2010	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2010	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2010	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2010	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2005-2010	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2005-2010	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2010	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2010	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2010	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009-2010	99,71%	99,71%	94,36%	94,36%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2010	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2010	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2010	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2010	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2010	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2010	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2009-2010	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	31.3.2011	31.12.2010	31.3.2011	31.12.2010
Social Securities Funds Management S.A.	Greece	2010	20,00%	20,00%	20,00%	20,00%
Larco S.A. *	Greece	2009-2010	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2010	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2010	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.1.2007-30.06.2010	31,18%	31,18%	31,18%	31,18%
Pyrrichos Real Estate S.A.	Greece	2010	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A.	Greece	2010	35,00%	35,00%	35,00%	35,00%
Europa Insurance Co. S.A. *	Greece	2010	20,00%	20,00%	—	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009-2010	33,27%	33,26%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2010	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2009-2010	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2010	19,98%	19,98%	—	—

* Larco S.A. and Europa Insurance Co. S.A. have been classified as non-current assets held for sale.

NOTE 17:                     Events after the reporting period

On 6 May 2011, the Bank issued the 5th and 6th series of covered bonds of total amount €1,8 billion under its second covered bonds program of €15 billion. In particular:

•                 the 5th series of €500 million matures in September 2013 (with an additional ten-year extension option) and bears interest at the ECB rate plus a margin of 230 bps;

•                  the 6th series of €1,3 billion matures in September 2014 (with an additional ten-year extension option) and bears interest at the ECB rate plus a margin of 250 bps.

Furthermore, on the same day the Bank proceeded with the cancellation of:

•                  €650 million covered bonds which was part of the 1st series of €1 billion, issued on 28 November 2008 and was part of the first covered bond program of €10 billion;

•                  €800 million covered bonds which was part of the 2nd series of €1 billion, issued on 28 November 2008 and was part of the first covered bond program of €10 billion;

•                  €350 million covered bonds which was part of the 5th series of €1 billion, issued on 11 May 2010 and was part of the first covered bond program of €10 billion.

On 11 May 2011, Finansbank issued USD 500 million Senior Unsecured Notes, with a 5 year maturity and interest at 5,5%, paid semi-annually.

NOTE 18:                     Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.3.2011	1.1 - 31.3.2011	1.1 - 31.3.2010
ALL	EUR	0,00711	0,00730	0,00734
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,11777	0,12558	0,13316
GBP	EUR	1,13161	1,17182	1,12730
MKD	EUR	0,01625	0,01634	0,01639
RON	EUR	0,24259	0,23719	0,24351
TL	EUR	0,45564	0,46436	0,47899
USD	EUR	0,70388	0,73208	0,72235
RSD	EUR	0,00965	0,00965	0,01020
ZAR	EUR	0,10362	0,10484	0,09645

Notes to the Financial Statements

Group and Bank

NOTE 19:                     Reclassifications

Reclassifications of financial assets

Group

In 2010, the Group reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available-for-sale and held to maturity categories. On 31 March 2011, the carrying amount and the fair value of the securities reclassified in 2010 and have not matured, or been sold is €7.840,7 million and €6.851,8 million respectively. During the 3-month period ended 31 March 2011, €135,2 million interest income was recognised. Had these securities not been reclassified, net trading income for the 3-month period ended 31 March 2011 would have been higher by €10,9 million (€10,4 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €1,9 million.

In 2008, the Group reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available-for-sale and held to maturity categories. On 31 March 2011, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €599,9 million and €533,3 million respectively. During the 3-month period ended 31 March 2011, €2,2 million interest income was recognised. Had these securities not been reclassified, net trading income for the 3-month period ended 31 March 2011 would have been lower by €0,5 million (€0,5 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €3,5 million.

Bank

In 2010, the Bank reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available-for-sale and held to maturity categories. On 31 March 2011, the carrying amount and the fair value of the securities reclassified in 2010 and have not matured, or been sold is €5.922,4 million and €5.148,9 million respectively. During the 3-month period ended 31 March 2011, €104,5 million interest income was recognised. Had these securities not been reclassified, net trading income for the 3-month period ended 31 March 2011 would have been higher by €2,9 million (€2,3 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €3,3 million.

In 2008, the Bank reclassified certain trading securities as loans and receivables or AFS. On 31 March 2011, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €126,0 million and €124,8 million respectively. During the 3-month period ended 31 March 2011, €0,7 million interest income was recognised. Had these securities not been reclassified, net trading income for the 3-month period ended 31 March 2011 would have been lower by €1,8 million (€1,4 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €2,2 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Income Statement

	Group			Bank
	3-month period ended 31.3.2010			3-month period ended 31.3.2010
	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Interest and similar income	1.522.461	1.515.230	7.231	—	—	—
Fee and commission income	171.682	178.913	(7.231)	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 31st May, 2011

Chief Executive Officer